FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 5/4/2010
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2010.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.
By:	/s/ Pablo Brizzio		By:	/s/ Daniel Novegil

	Name:	Pablo Brizzio		Name:	Daniel Novegil
	Title:	Chief Financial Officer		Title:	Chief Executive Officer
Dated: May 4, 2010

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF MARCH 31, 2010
AND FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2010 AND 2009
46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended
		March 31,
	Notes	2010	2009
		(Unaudited)

Net sales	3	1,650,599	1,174,655
Cost of sales	3 & 4	(1,213,645)	(1,044,572)

Gross profit	3	436,954	130,083

Selling, general and administrative expenses	3 & 5	(144,310)	(136,166)
Other operating income (expenses), net	3	855	(20,400)

Operating income (loss)	3	293,499	(26,483)

Interest expense		(18,920)	(27,706)
Interest income		4,126	5,096
Interest income — Sidor financial asset	11	27,232	—
Other financial income (expenses), net	6	96,235	(165,005)

Equity in (losses) earnings of associated companies		(223)	541

Income (loss) before income tax expense		401,949	(213,557)

Income tax (expense) benefit		(156,832)	96,539

Profit (loss) for the period		245,117	(117,018)

Attributable to:
Equity holders of the Company		205,238	(93,182)
Minority interest		39,879	(23,836)

		245,117	(117,018)

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442

Basic and diluted earnings (losses) per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.10	(0.05)
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended
	March 31,
	2010	2009
	(Unaudited)

Profit (loss) for the period	245,117	(117,018)

Other comprehensive income:

Currency translation adjustment	57,811	(198,671)
Cash flow hedges	790	8,727
Income tax relating to cash flow hedges	(237)	(2,444)

Other comprehensive income (loss) for the period, net of tax	58,364	(192,388)

Total comprehensive income (loss) for the period	303,481	(309,406)

Attributable to:
Equity holders of the Company	265,872	(232,805)
Minority interest	37,609	(76,601)

	303,481	(309,406)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Notes	March 31, 2010		December 31, 2009
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,116,119		4,040,415
Intangible assets, net	8	1,121,704		1,085,412
Investments in associated companies		6,329		6,577
Other investments, net		37,192		16,414
Receivables, net		77,936	5,359,280	101,317	5,250,135

Current assets
Receivables		88,319		136,300
Derivative financial instruments		589		1,588
Inventories, net		1,378,909		1,350,568
Trade receivables, net		639,607		437,835
Sidor financial asset	11	691,382		964,359
Other investments		6,660		46,844
Cash and cash equivalents		2,386,960	5,192,426	2,095,798	5,033,292

Non-current assets classified as held for sale			10,080		9,246

			5,202,506		5,042,538

Total assets			10,561,786		10,292,673

EQUITY
Capital and reserves attributable to the company’s equity holders			5,562,214		5,296,342
Minority interest			1,002,506		964,897

Total equity			6,564,720		6,261,239

LIABILITIES
Non-current liabilities
Provisions		19,057		18,913
Deferred income tax		900,170		857,297
Other liabilities		191,537		176,626
Derivative financial instruments		26,219		32,627
Borrowings		1,534,850	2,671,833	1,787,204	2,872,667

Current liabilities
Current tax liabilities		176,058		103,171
Other liabilities		78,728		57,021
Trade payables		523,298		412,967
Derivative financial instruments		41,332		46,083
Borrowings		505,817	1,325,233	539,525	1,158,767

Total liabilities			3,997,066		4,031,434

Total equity and liabilities			10,561,786		10,292,673

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
	Capital stock	offering	and other	issue discount	translation	Retained		Minority	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						205,238	205,238	39,879	245,117
Other comprehensive income (loss) for the period			491		60,143		60,634	(2,270)	58,364

Total comprehensive income for the period			491		60,143	205,238	265,872	37,609	303,481

Balance at March 31, 2010 (unaudited)	2,004,743	(23,295)	1,726,707	(2,324,866)	(510,701)	4,689,626	5,562,214	1,002,506	6,564,720

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At March 31, 2010, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
		offering	and other	issue discount	translation	Retained		Minority	Total
	Capital stock (2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Loss for the period						(93,182)	(93,182)	(23,836)	(117,018)
Other comprehensive income (loss) for the period			5,574		(145,197)		(139,623)	(52,765)	(192,388)

Total comprehensive income (loss) for the period			5,574		(145,197)	(93,182)	(232,805)	(76,601)	(309,406)
Acquisition of business (4)			182				182	(378)	(196)

Balance at March 31, 2009 (unaudited)	2,004,743	(23,295)	1,708,041	(2,324,866)	(673,682)	3,673,806	4,364,747	887,115	5,251,862

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At March 31, 2009, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Three-month period
		ended March, 31
	Notes	2010	2009
		(Unaudited)
Cash flows from operating activities
Profit (loss) for the period		245,117	(117,018)
Adjustments for:
Depreciation and amortization	7 & 8	91,279	94,429
Income tax accruals less payments		116,793	(148,004)
Equity in losses (earnings) of associated companies		223	(541)
Interest accruals less payments		(9,599)	9,670
Impairment charge	10 (ii)	—	27,022
Changes in provisions		1,953	(1,196)
Changes in working capital		(22,961)	371,291
Interest income — Sidor financial asset	11	(27,232)	—
Net foreign exchange results and others		(82,401)	173,670

Net cash provided by operating activities		313,172	409,323

Cash flows from investing activities
Capital expenditures	7 & 8	(54,534)	(68,298)
Proceeds from the sale of property, plant and equipment		665	347
Decrease (increase) in other investments		19,639	(868)
Acquisition of business		—	(196)
Proceeds from Sidor financial asset	11	300,209	—

Net cash provided by (used in) investing activities		265,979	(69,015)

Cash flows from financing activities
Proceeds from borrowings		1,439	74,219
Repayments of borrowings		(290,479)	(395,910)

Net cash used in financing activities		(289,040)	(321,691)

Increase in cash and cash equivalents		290,111	18,617

Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552
Effect of exchange rate changes		1,051	(3,752)
Increase in cash and cash equivalents		290,111	18,617

Cash and cash equivalents at March 31,		2,386,960	1,080,417

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial income (expenses), net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Distribution of dividends
10	Contingencies, commitments and restrictions on the distribution of profits
11	Nationalization of Sidor
12	Related party transactions
13	Recently issued accounting pronouncements
14	Subsequent Events: Acquisition of business

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2009.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial income (expenses), net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on May 4, 2010.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2010

Net sales	1,427,088	172,652	50,859	1,650,599
Cost of sales	(1,066,189)	(120,254)	(27,202)	(1,213,645)

Gross profit	360,899	52,398	23,657	436,954
Selling, general and administrative expenses	(127,728)	(12, 045)	(4,537)	(144,310)
Other operating income (expenses), net	590	275	(10)	855

Operating income	233,761	40,628	19,110	293,499

Depreciation — PP&E	68,286	4,586	1,522	74,394

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Three-month period ended March 31, 2009

Net sales	996,795	148,193	29,667	1,174,655
Cost of sales	(928,424)	(97,690)	(18,458)	(1,044,572)

Gross profit	68,371	50,503	11,209	130,083
Selling, general and administrative expenses	(119,627)	(12,747)	(3,792)	(136,166)
Other operating (expenses) income, net (*)	(21,625)	952	273	(20,400)

Operating (loss) income	(72,881)	38,708	7,690	(26,483)

Depreciation — PP&E	68,072	4,201	1,497	73,770

(*)	Flat steel products segment includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii)).
Geographical information
Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Three-month period ended March 31, 2010
Net sales	614,945	1,007,250	28,404	1,650,599
Depreciation — PP&E	26,784	47,606	4	74,394

Three-month period ended March 31, 2009
Net sales	372,908	700,177	101,570	1,174,655
Depreciation — PP&E	29,197	44,570	3	73,770

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Cost of sales

	Three-month period
	ended March 31,
	2010	2009
	(Unaudited)

Inventories at the beginning of the year	1,350,568	1,826,547

Translation differences	29,315	(102,090)
Plus: Charges for the period
Raw materials and consumables used and other movements	920,238	320,055
Services and fees	36,530	28,471
Labor cost	108,808	81,706
Depreciation of property, plant and equipment	70,122	72,625
Amortization of intangible assets	4,482	5,433
Maintenance expenses	68,979	44,102
Office expenses	1,372	1,322
Freight and transportation	7,739	5,686
Insurance	1,982	2,206
Recovery of provision for obsolescence	(2,121)	(22,176)
Valuation allowance	—	123,058
Recovery from sales of scrap and by-products	(11,781)	(4,358)
Others	6,321	6,958

Less: Inventories at the end of the period	(1,378,909)	(1,344,973)

Cost of sales	1,213,645	1,044,572

5 Selling, general and administrative expenses

	Three-month period
	ended March 31,
	2010	2009
	(Unaudited)

Services and fees	11,110	11,305
Labor cost	35,397	36,220
Depreciation of property plant and equipment	4,272	1,145
Amortization of intangible assets	12,403	15,226
Maintenance expenses	1,932	1,617
Taxes	18,714	15,775
Office expenses	7,917	7,051
Freight and transportation	49,302	43,172
Decrease of allowances for doubtful accounts	(182)	(601)
Others	3,445	5,256

Selling, general and administrative expenses	144,310	136,166

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
6 Other financial income (expenses), net

	Three-month period
	Ended March 31,
	2010	2009
	(Unaudited)

Net foreign exchange gains (losses)	100,965	(160,534)
Change in fair value of derivative instruments	(2,073)	(1,431)
Debt issue costs	(1,146)	(1,394)
Others	(1,511)	(1,646)

Other financial income (expenses), net	96,235	(165,005)

7 Property, plant and equipment, net

	Three-month period
	ended March 31,
	2010	2009
	(Unaudited)

At the beginning of the year	4,040,415	4,212,313

Currency translation differences	100,025	(250,524)
Additions	50,818	61,027
Disposals	(745)	(507)
Depreciation charge	(74,394)	(73,770)
Transfers and other movements	—	(12,917)

At the end of the period	4,116,119	3,935,622

8 Intangible assets, net

	Three-month period
	ended March 31,
	2010	2009
	(Unaudited)

At the beginning of the year	1,085,412	1,136,367

Currency translation differences	49,461	(59,889)
Additions	3,716	7,271
Amortization charge	(16,885)	(20,659)
Impairment charge (*)	—	(27,022)

At the end of the period	1,121,704	1,036,068

(*)	This charge represents the full impairment over the steel supply contract mentioned in Note 10 (ii).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
9 Distribution of dividends
On February 23, 2010, the Board of Directors proposed a dividend distribution of USD 0.05 per share (USD 0.50 per ADS), or approximately USD 100.2 million in the aggregate, which is subject to shareholder’s approval at the Company’s annual general shareholders’ meeting to be held on June 2, 2010. If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on June 10, 2010.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project

Within the investment plan to increase its production capacity, Siderar has entered into several commitments to acquire new production equipment for a total consideration of USD 145.7 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 175.2 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until June 30, 2010. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting July 1, 2010.
(b) Raw material contracts

Siderar has assumed firm commitments for the purchase of raw materials for a total consideration USD 733.0 million. These commitments include certain purchases of raw materials at prices that are in aggregate USD 26.7 million higher than current market conditions.
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Dongkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts (continued)
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million, the maximum aggregate cap on liability that the offtakers understand would have under the off-take framework agreement (a limitation that Corus disputes). In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31,
2009

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at December 31, 2009	1,535,379

Total shareholders’ equity under Luxembourg GAAP	5,356,393

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. While the first two installments were paid upon maturity, the third installment, due on February 8, 2010, was paid on March 3, 2010. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Nationalization of Sidor (continued)
At March 31, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1.253.8 million cash payments) amounted to USD 691.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
In the three-month period ended June 30, 2009, the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.
In the three-month period ended March 31, 2010, the Company recorded a gain in the amount of USD 27.2 million included in “Interest income — Sidor financial asset” in the Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
12 Related party transactions
The Company is controlled by San Faustín N.V. As of March 31, 2010, San Faustin N.V. beneficially owned 60.64% and Tenaris, which is also controlled by San Faustin, held 11.46%, of our outstanding voting stock. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
The following transactions were carried out with related parties:

	Three-month period
	ended March, 31
	2010	2009
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	36,054	5,086
Sales of services and others to associated parties	13	33
Sales of services and others to other related parties	402	55

	36,469	5,174

(b) Purchases of goods and services
Purchases of goods from other related parties	7,633	9,077
Purchases of services and others from associated parties	7,598	8,456
Purchases of services and others from other related parties	31,423	24,596

	46,654	42,129

(c) Financial results
Income with associated parties	12	306
Expenses with other related parties	—	(16)

	12	290

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
12 Related party transactions (continued)

	March 31,	December 31,
	2010	2009
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from associated parties	330	329
Receivables from other related parties	24,183	13,128
Advances to suppliers with other related parties	12,995	15,687
Payables to associated parties	(1,469)	(1,775)
Payables to other related parties	(17,477)	(16,541)

	18,562	10,828

(b) Other investments — non current
Time deposits	16,386	16,161

	16,386	16,161

13 Recently issued accounting pronouncements
None of the accounting pronouncements issued after December 31, 2009 and as of the date of these financial statements have a material effect on the Company’s financial condition or result of operations.
14 Subsequent Events: Acquisition of business
On April 8, 2010 Ternium S.A. has entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of USD 74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in the Colombian subsidiaries Sidecaldas, Figuraciones and Perfilamos del Cauca.
Ferrasa is a leading long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately USD 120 million.
Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panamá for USD 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
In addition, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Pablo Brizzio
Chief Financial Officer